

September 14, 2010

David S. Boone
Chief Executive Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 850
Dallas, TX 75240

> **Re: American CareSource Holdings, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed March 26, 2010
> File No. 001-33094**

Dear Mr. Boone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

1.   We note that Exhibits 10.19 and 10.21 have omitted exhibits, schedules or attachments to the agreements. Please confirm that you will file these exhibits in their entirety, subject to the confidential treatment request for Exhibit 10.19, with your next periodic report.

Note 1. Summary of Significant Accounting Policies, page F-6

Property and Equipment, page F-8

2.   We note that you capitalized $628,000 and $492,000 of software development costs during 2009 and 2008. Please disclose your accounting policy with respect

to the capitalization of software development costs. In your response, describe what the nature of the capitalized costs and how they were eligible for capitalization in accordance with FASB ASC 350-40-25.

Note 9. Earnings per Share, page F-15

3.   We note that you excluded 151,000 RSUs from the calculation of diluted earnings per share as their impact would be anti-dilutive. It appears that the RSUs do not have an exercise price. Please explain to us how the RSUs are anti-dilutive.

Note 12. Significant Client Agreements, page F-18

4.   We note that you are amortizing the $1.0 million payment to a client over the term of the provider service agreement and that you will continue to pay a service fee. Please tell us and disclose where the amortization and service fee are classified on your consolidated statement of income. In addition, explain to us how you applied FASB ASC 605-50-45-1 in determining the classification of the amortization and service fee.

5.   Please disclose the amount of the service fee that you will continue to pay to the client.

Definitive Proxy Statement on Schedule 14A

Severance Agreements with Former Executive Officers, page 19

6.   We note the disclosure on page 19 that Mr. Fullmer resigned as VP of Client Development in August 2009. We note that Mr. Fullmer was included in the summary compensation table as a named executive officer in 2008. Please explain why Mr. Fullmer was not included in this year's summary compensation table pursuant to Item 402(m)(2)(iii) of Regulation S-K.

2010 Management Bonus Program, page 17

7.   We note that you have corporate financial performance objectives used to determine the bonuses for management, Revenue and EBITDA. The company, however, has not provided quantitative disclosure of these performance objectives. In future filings, please disclose these performance objectives. Please submit a response that provides draft language for future filings. In addition, please explain why such bonus is not included in the summary compensation table and the directors' table in the non-equity incentive plan compensation column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director